上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/07

07027729

25th October 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING RECEIVED OCT 26 2007

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of three announcements all dated 24th October 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

11/6

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 363)

SUSPENSION OF TRADING

At the request of Shanghai Industrial Holdings Limited (the "Company"), trading in the shares of the Company will be suspended from 9:34 a.m. on 24th October 2007 pending the release of an announcement regarding price sensitive information of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 24th October 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ANNOUNCEMENT AND RESUMPTION OF TRADING

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to certain press articles published recently regarding the increase in the equity interest of Shanghai Industrial Holdings Limited (the "Company") in Shanghai Urban Development (Holdings) Co., Ltd. to 59% by the acquisition of an additional 19% equity interest through bidding pursuant to a listed offer notice.

The board of directors of the Company announces that today the Company has received a formal notice from Shanghai United Assets and Equity Exchange confirming that the Company possesses the required qualification to acquire the equity interest mentioned above. However, as at the date of this announcement, the relevant equity transfer contract has not yet been signed. The quoted price in the said listed offer notice is approximately RMB1,569 million, which is the same as the offer price offered by the Company.

As the equity transfer is yet to be executed, shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company. Further announcement will be made at the appropriate time after the equity transfer contract has been signed.

Trading in the shares of the Company has been suspended at the request of the Company with effect from 9:34 a.m. on Wednesday, 24th October 2007 pending the release of this announcement. Application has been made to the Stock Exchange for resumption in trading of the shares of the Company with effect from 9:30 a.m. on Thursday, 25th October 2007.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 24th October 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

South China Morning Post

Publication Date : 25th October 2007

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTIFICATION
PRICE-SENSITIVE INFORMATION/
CLARIFICATION OF NEWS OR REPORTS – QUALIFIED/
RESUMPTION

ANNOUNCEMENT
AND
RESUMPTION OF TRADING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 24th November 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 24th October 2007

END